                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                                 GARTNER, INC.
                       (Name of Subject Company (Issuer))

                             GARTNER, INC. (ISSUER)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                    COMMON STOCK, CLASS A, $0.0005 PAR VALUE
                    COMMON STOCK, CLASS B, $0.0005 PAR VALUE
                             ---------------------

                         (Title of Class of Securities)
                        COMMON STOCK, CLASS A, 366651107
                        COMMON STOCK, CLASS B, 366651206
                             ---------------------

                     (CUSIP Number of Class of Securities)
                            LEWIS G. SCHWARTZ, ESQ.
                                GENERAL COUNSEL
                                 GARTNER, INC.
                                 P.O. BOX 10212
                              56 TOP GALLANT ROAD
                            STAMFORD, CT 06902-7747
                              TEL: (203) 316-1111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                             ---------------------

                                   COPIES TO:
                             LARRY W. SONSINI, ESQ.
                              ROBERT SANCHEZ, ESQ.
                             MICHAEL S. DORF, ESQ.
                       WILSON SONSINI GOODRICH & ROSATI,
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                              TEL: (650) 493-9300

                           CALCULATION OF FILING FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
               TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE**
------------------------------------------------------------------------------------------------------------
                   $226,853,122.50                                            $28,742
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

* Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 11,298,630 outstanding shares of Common Stock, Class A, and 5,505,305 outstanding shares of Common Stock, Class B, are being purchased at the maximum possible tender offer price of $13.50 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1)
   of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:.....................................   Not applicable.
Form or Registration No.:...................................   Not applicable.
Filing party:...............................................   Not applicable.
Date filed:.................................................   Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [ ] going-private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO relates to the tender offer by Gartner, Inc., a Delaware corporation (the "Company"), to purchase for cash up to 11,298,630 shares of its Common Stock, Class A, par value $0.0005 per share ("Class A Shares"), and 5,505,305 shares of its Common Stock, Class B, par value $0.0005 per share ("Class B Shares," and together with the Class A Shares, the "Shares"), including, in each case, the associated preferred stock purchase rights issued under the Amended and Restated Rights Agreement, by and between the Company and Mellon Investor Services LLC (as successor Rights Agent of Fleet National Bank), as amended by Amendment No. 1 to the Amended and Restated Rights Agreement, dated as of June 30, 2003, at a price of not more than $13.50 nor less than $12.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase, dated June 22, 2004 (the "Offer to Purchase") and the accompanying letters of transmittal (the "Letters of Transmittal"), which together, as each may be amended and supplemented from time to time, constitute the tender offer. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the accompanying Letters of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A),
(a)(1)(B)(i) and (a)(1)(B)(ii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

  (a)  NAME AND ADDRESS.

     The name of the issuer is Gartner, Inc. The address of the principal executive offices of Gartner, Inc. is P.O Box 10212, 56 Top Gallant Road, Stamford, CT 06902-7747. The telephone number of the principal executive offices of Gartner, Inc. is (203) 316-1111.

  (b)  SECURITIES.

     The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

  (c)  TRADING MARKET AND PRICE.

     The information set forth in Section 8 of the Offer to Purchase ("Price Range of Shares; Dividends; Rights Agreement") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     Gartner, Inc. is the filing person. The Company's address and telephone number are set forth in Item 2 above. The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

  (a)  MATERIAL TERMS.

     The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.

     - Summary Term Sheet;

     - Introduction;

     - Section 1 ("Number of Shares; Proration");

     - Section 2 ("Purpose of the Tender Offer");

     - Section 3 ("Procedures for Tendering Shares");

     - Section 4 ("Withdrawal Rights");

     - Section 5 ("Purchase of Shares and Payment of Purchase Price");

     - Section 6 ("Conditional Tender of Shares");

     - Section 7 ("Conditions of the Tender Offer");

     - Section 9 ("Source and Amount of Funds");

     - Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares");

     - Section 14 ("U.S. Federal Income Tax Consequences"); and

     - Section 15 ("Extension of the Tender Offer; Termination; Amendment").

  (B) PURCHASES.

     The information set forth in the Introduction to the Offer to Purchase and in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

     The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (A); (B); (C) PURPOSES; USE OF SECURITIES ACQUIRED; PLANS.

     The following sections of the Offer to Purchase, which contain information regarding the purposes of the transaction, use of securities acquired and plans, are incorporated herein by reference.

     - Summary Term Sheet; and

     - Section 2 ("Purpose of the Tender Offer").

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (A); (B); (D) SOURCE OF FUNDS; CONDITIONS; BORROWED FUNDS.

     The information set forth in Section 9 of the Offer to Purchase ("Source and Amount of Funds") is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (A); (B) SECURITIES OWNERSHIP; SECURITIES TRANSACTIONS.

     The information set forth in Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in Section 16 of the Offer to Purchase ("Fees and Expenses") is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

  (a)  FINANCIAL INFORMATION.

     The information set forth in Section 10 of the Offer to Purchase ("Certain Information Concerning Gartner") and the financial information included in Item 8 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission (the "Commission") on March 12, 2004, and Part 1 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2004, filed with the Commission on May 4, 2004, is incorporated herein by reference.

  (b)  PRO FORMA INFORMATION.

     The information set forth in Section 10 of the Offer to Purchase ("Certain Information Concerning Gartner") is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION.

     (a)  AGREEMENTS, REGULATORY REQUIREMENTS AND LEGAL PROCEEDINGS.

     The information set forth in Section 10 of the Offer to Purchase ("Certain Information Regarding Gartner"), Section 11 of the Offer to Purchase ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares") and Section 13 of the Offer to Purchase ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

     (b)  OTHER MATERIAL INFORMATION.

     The information set forth in the Offer to Purchase and the accompanying Letters of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B)(i) and (a)(1)(B)(ii), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

ITEM 12.  EXHIBITS.

 EXHIBIT
 NUMBER                             DESCRIPTION
 -------                            -----------
(a)(1)(A)   Offer to Purchase, dated June 22, 2004.
(a)(1)(B)   (i) Letter of Transmittal, Common Stock, Class A.
            (ii) Letter of Transmittal, Common Stock, Class B.
(a)(1)(C)   (i) Notice of Guaranteed Delivery, Common Stock, Class A.
            (ii) Notice of Guaranteed Delivery, Common Stock, Class B.
(a)(1)(D)   Letter to brokers, dealers, commercial banks, trust
            companies and other nominees, dated June 22, 2004.
(a)(1)(E)   Letter to clients for use by brokers, dealers, commercial
            banks, trust companies and other nominees, dated June 22,
            2004.
(a)(1)(F)   Notice to participants in the Gartner, Inc. Savings and
            Investment Plan, dated June 22, 2004.
(a)(2)      Not Applicable.
(a)(3)      Not Applicable.
(a)(4)      Not Applicable.
(a)(5)(A)   Summary Advertisement, dated June 22, 2004.
(b)(1)      Commitment Letter, dated June 17, 2004, by and between the
            Company, J.P. Morgan Securities Inc. and JPMorgan Chase
            Bank.

 EXHIBIT
 NUMBER                             DESCRIPTION
 -------                            -----------
(d)(1)      Stock Purchase Agreement, dated as of June 17, 2004, among the Company and Silver Lake Partners, L.P., Silver Lake
            Investors, L.P., and Silver Lake Technology Investors,
            L.L.C.
(d)(2)      Amended and Restated Securityholders Agreement, dated as of
            July 12, 2002, among the Company, Silver Lake Partners, L.P.
            and other parties thereto, incorporated by reference from
            the Company's Annual Report on Form 10-K as filed on
            December 29, 2002.
(d)(3)      1991 Stock Option Plan as amended and restated on October
            12, 1999, incorporated by reference from the Company's
            Annual Report on Form 10-K filed on December 22, 1999.
(d)(4)      1993 Director Stock Option Plan as amended and restated on
            April 14, 2000, incorporated by reference from the Company's
            Annual Report on Form 10-K as filed on December 29, 2000.
(d)(5)      2002 Employee Stock Purchase Plan, as Amended and Restated
            February 5, 2003, incorporated by reference from the
            Company's Form 10-Q as filed on August 14, 2003.
(d)(6)      1994 Long Term Stock Option Plan, as amended and restated on
            October 12, 1999, incorporated by reference from the
            Company's Annual Report on Form 10-K filed on December 22,
            1999.
(d)(7)      1998 Long Term Stock Option Plan, as amended and restated on
            October 12, 1999, incorporated by reference from the
            Company's Annual Report on Form 10-K filed on December 22,
            1999.
(d)(8)      1996 Long Term Stock Option Plan, as amended and restated on
            October 12, 1999, incorporated by reference from the
            Company's Annual Report on Form 10-K filed on December 22,
            1999.
(d)(9)      1999 Stock Option Plan, incorporated by reference from the
            Company's Form S-8 as filed on February 16, 2002.
(d)(10)     2003 Long-Term Incentive Plan, incorporated by reference
            from the Company's Proxy Statement for its annual meeting
            dated February 13, 2003.
(d)(11)     Employment Agreement between Michael D. Fleisher and the
            Company as of October 1, 2002, incorporated by reference
            from the Company's Annual Report on Form 10-K as filed on
            December 29, 2002.
(d)(12)     Amendment to Employment Agreement between Michael D.
            Fleisher and the Company dated as of April 29, 2004,
            incorporated by reference from the Company's Quarterly
            Report on Form 10-Q as filed on May 4, 2004.
(d)(13)     Employment Agreement between Maureen O'Connell and the
            Company dated as of October 15, 2002 and effective as of
            September 23, 2002, incorporated by reference from the
            Company's Annual Report on Form 10-K as filed on December
            29, 2002.
(d)(14)     Employment agreement between Zachary Morowitz and the
            Company dated as of January 20, 2003, incorporated by
            reference from the Company's Transition Report on Form 10-KT as filed on March 31, 2003.
(d)(15)     Amended and Restated Rights Agreement, dated as of August
            31, 2002, between the Company and Mellon Investor Services
            LLC, as Rights Agent, with related Exhibits, incorporated by reference from the Company's Annual Report on Form 10-K as filed on December 29, 2002.
(d)(16)     Amendment No. 1 to the Amended and Restated Rights
            Agreement, dated as of June 30, 2003, between the Company
            and Mellon Investor Services LLC, as Rights Agent,
            incorporated by reference from the Company's Amendment No. 2 to Form 8-A as filed on June 30, 2003.
(g)         Not applicable.
(h)         Not applicable.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          GARTNER, INC.

                                          /s/ CHRISTOPHER LAFOND
                                          --------------------------------------
                                          Christopher Lafond
                                          Executive Vice President and Chief
                                          Financial Officer

Date: June 22, 2004

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                             DESCRIPTION
 -------                            -----------
(a)(1)(A)   Offer to Purchase, dated June 22, 2004.
(a)(1)(B)   (i) Letter of Transmittal, Common Stock, Class A.
            (ii) Letter of Transmittal, Common Stock, Class B.
(a)(1)(C)   (i) Notice of Guaranteed Delivery, Common Stock, Class A.
            (ii) Notice of Guaranteed Delivery, Common Stock, Class B.
(a)(1)(D)   Letter to brokers, dealers, commercial banks, trust
            companies and other nominees, dated June 22, 2004.
(a)(1)(E)   Letter to clients for use by brokers, dealers, commercial
            banks, trust companies and other nominees, dated June 22,
            2004.
(a)(1)(F)   Notice to participants in the Gartner, Inc. Savings and
            Investment Plan, dated June 22, 2004.
(a)(2)      Not Applicable.
(a)(3)      Not Applicable.
(a)(4)      Not Applicable.
(a)(5)(A)   Summary Advertisement, dated June 22, 2004.
(b)(1)      Commitment Letter, dated June 17, 2004, by and between the
            Company, J.P. Morgan Securities Inc. and JPMorgan Chase
            Bank.
(d)(1)      Stock Purchase Agreement, dated as of June 17, 2004, among the Company and Silver Lake Partners, L.P., Silver Lake
            Investors, L.P., and Silver Lake Technology Investors,
            L.L.C.
(d)(2)      Amended and Restated Securityholders Agreement, dated as of
            July 12, 2002, among the Company, Silver Lake Partners, L.P.
            and other parties thereto, incorporated by reference from
            the Company's Annual Report on Form 10-K as filed on
            December 29, 2002.
(d)(3)      1991 Stock Option Plan as amended and restated on October
            12, 1999, incorporated by reference from the Company's
            Annual Report on Form 10-K filed on December 22, 1999.
(d)(4)      1993 Director Stock Option Plan as amended and restated on
            April 14, 2000, incorporated by reference from the Company's
            Annual Report on Form 10-K as filed on December 29, 2000.
(d)(5)      2002 Employee Stock Purchase Plan, as Amended and Restated
            February 5, 2003, incorporated by reference from the
            Company's Form 10-Q as filed on August 14, 2003.
(d)(6)      1994 Long Term Stock Option Plan, as amended and restated on
            October 12, 1999, incorporated by reference from the
            Company's Annual Report on Form 10-K filed on December 22,
            1999.
(d)(7)      1998 Long Term Stock Option Plan, as amended and restated on
            October 12, 1999, incorporated by reference from the
            Company's Annual Report on Form 10-K filed on December 22,
            1999.
(d)(8)      1996 Long Term Stock Option Plan, as amended and restated on
            October 12, 1999, incorporated by reference from the
            Company's Annual Report on Form 10-K filed on December 22,
            1999.
(d)(a)      1999 Stock Option Plan, incorporated by reference from the
            Company's Form S-8 as filed on February 16, 2002.
(d)(10)     2003 Long-Term Incentive Plan, incorporated by reference
            from the Company's Proxy Statement for its annual meeting
            dated February 13, 2003.
(d)(11)     Employment Agreement between Michael D. Fleisher and the
            Company as of October 1, 2002, incorporated by reference
            from the Company's Annual Report on Form 10-K as filed on
            December 29, 2002.
(d)(12)     Amendment to Employment Agreement between Michael D.
            Fleisher and the Company dated as of April 29, 2004,
            incorporated by reference from the Company's Quarterly
            Report on Form 10-Q as filed on May 4, 2004.
(d)(13)     Employment Agreement between Maureen O'Connell and the
            Company dated as of October 15, 2002 and effective as of
            September 23, 2002, incorporated by reference from the
            Company's Annual Report on Form 10-K as filed on December
            29, 2002.

 EXHIBIT
 NUMBER                             DESCRIPTION
 -------                            -----------
(d)(14)     Employment agreement between Zachary Morowitz and the
            Company dated as of January 20, 2003, incorporated by
            reference from the Company's Transition Report on Form 10-KT as filed on March 31, 2003.
(d)(15)     Amended and Restated Rights Agreement, dated as of August
            31, 2002, between the Company and Mellon Investor Services
            LLC, as Rights Agent, with related Exhibits, incorporated by reference from the Company's Annual Report on Form 10-K as filed on December 29, 2002.
(d)(16)     Amendment No. 1 to the Amended and Restated Rights
            Agreement, dated as of June 30, 2003, between the Company
            and Mellon Investor Services LLC, as Rights Agent,
            incorporated by reference from the Company's Amendment No. 2 to Form 8-A as filed on June 30, 2003.
(g)         Not applicable.
(h)         Not applicable.